UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO THE MARKET

DELIBERATION OF INTEREST ON CAPITAL

Continuing the Notice to Shareholders of February 12, 2021, published in the editions of February 13, 2021 of the newspaper Diário Oficial do Estado de São Paulo and of February 17, 2021 of the newspaper Valor Econômico, Telefônica Brasil S.A. ("Company") announces to its shareholders that there were no acquisitions, divestitures or cancellations of shares held in treasury under the Company's Share Buyback Program. Thus, the amounts per share for the Interest on Capital deliberated by the Board of Directors on February 12, 2021 remain unchanged as described in the tables below:

INTEREST ON CAPITAL

Amount per Share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding Tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common Shares	0.08889560697	0.01333434105	0.07556126592

The credit of Interest on Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of the day, on February 26, 2021. After this date, the shares will be considered as “ex-Interest on Capital”. The payment of this proceeds will be made until July 31, 2022, in a date to be defined by the Company’s Board.

São Paulo, February 26, 2021.

David Melcon Sanchez-Friera CFO and Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 E-mail: ir.br@telefonica.com www.telefonica.com.br/ri

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 26, 2021	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director